October 21, 2005


Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

         Re:      The Union Light, Heat and Power Company
                  Registration Statement on Form S-3
                  File No. 333-127311
                  Filed August 8, 2005

Ladies and Gentlemen:

The Union Light, Heat and Power Company ("ULH&P") hereby requests that the Commission accelerate the effective date of the above Registration Statement, as amended by Amendment No. 1 thereto filed with the Commission on this date, so that it may become effective on October 25, 2005, at or about 1:00 p.m. (or as soon thereafter as possible). In connection with this request, ULH&P hereby acknowledges the following:

     o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve ULH&P from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and
     o ULH&P may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.

Sincerely,

The Union Light, Heat and Power Company


    /s/Wendy L. Aumiller
BY: Wendy L. Aumiller
    Vice President and Treasurer